Exhibit 99.10

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 13, 2009 relating to the consolidated financial statements of Brookfield Asset Management Inc. (the “Company”), the reconciliation of differences between Canadian and United States of America generally accepted accounting principles and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2008.

We also consent to the incorporation by reference in the Registration Statement on Form F-9 dated December 30, 2008 (No. 333-156499) and the Registration Statement on Form S-8 dated November 10, 2005 (No. 333-129631) of the above–mentioned reports.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 13, 2009